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                                                               EXHIBIT (a)(1)(C)

                             [LETTERHEAD OF BWAY]


                                 June 11, 2001



Subject Line: Instructions for Participating in Bway's Stock Option Replacement Program

     As we announced to you several days ago by letter, because Bway is committed to developing additional incentive programs for employees and directors, it has created a Stock Option Replacement Program for the benefit of option holders whose stock options are currently underwater (meaning their exercise or "strike" price is above the current market value of Bway's common stock). The Stock Option Replacement Program is an opportunity for eligible option holders to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price.

     This letter gives another overview of the program and instructions on how, and materials needed, to participate. Bway's offer is being made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal that are attached to this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender any of your options. A tender of options involves risks that are mentioned in this letter and further discussed in the Offer to Exchange. To tender options for exchange, you must properly complete and return to Kevin C. Kern, Bway's Vice President, Administration and Chief Financial Officer, the Letter of Transmittal and any other required documents prior to the expiration of Bway's offer, which is currently expected to be 12:00 midnight, Eastern time, on July 12, 2001.

The Stock Option Replacement Program - What It Is

     The Stock Option Replacement Program allows eligible option holders to turn in options granted under the 1995 Long-Term Incentive Plan dated June 1995, as amended and restated (the "Plan"), that have an exercise price of at least $9.00 per share, in exchange for Bway committing to grant new options at a later date. That date will be on or about the first business day that is at least six months and one day following the date Bway cancels the tendered options (the "Cancellation Date," which is expected to be the day following the expiration of the offer). For example, if the Cancellation Date on which Bway accepts and cancels the tendered options is July 13, 2001, the business day following the scheduled expiration date, Bway will grant the new options on or about January 14, 2002. Under this program, for every option a holder turns in, he or she will receive one option at a strike price equal to the fair market value of Bway common stock on the grant date (unless tax regulations require a higher strike price for Incentive Stock Options granted to significant stockholders).

     For example, if a holder returns a grant of 3,000 options with a strike price of $15.00 per share prior to the scheduled expiration date of July 12, 2001, that holder will receive a new grant of 3,000 stock options on or about January 14, 2002 with a strike price equal to the fair market value of Bway common stock on the future grant date.

     The new options will have an exercise schedule that begins on or about January 14, 2002, the scheduled date of the grant. 50% of the new options will be exercisable on the date of grant, and 50% of the new options will be exercisable on the first anniversary of the date of grant. That means that the new grant will be fully exercisable one year from the date of grant, subject to the terms and conditions discussed below. Please note that this exercise schedule will apply to all new options granted under this program, even those issued in exchange for currently exercisable options. Stock option grants that you choose not to tender will continue to be exercisable according to their current schedule. The new options will expire 10 years from the date of grant.

     For option grants under the Plan tendered pursuant to the Stock Option Replacement Program, new options will be granted pursuant to, and be subject to the terms and conditions of, the Plan and a stock option agreement with Bway that you will have to sign on the new grant date.
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Who is Eligible

     All holders of options, including employees and directors, are eligible to tender their options for exchange.

How it Works

     If you choose to replace your stock options, please keep in mind the following:

 . All unexercised options with an exercise price of $9.00 per share or higher, whether exercisable or not exercisable, can be surrendered for exchange.

 . Only 50% of the new options will be immediately exercisable, even if you surrender currently exercisable options for replacement.

How to Participate

     If you want to participate in the Stock Option Replacement Program, you need to fill out the attached Letter of Transmittal and send it by mail, fax, or hand delivery to Kevin C. Kern, Bway's Vice President, Administration and Chief Financial Officer, by 12:00 midnight, Eastern time, on July 12, 2001, unless Bway extends the offer.

     If you change your mind after you send in the form and wish to withdraw your tendered options from the program, you can do so by delivering a written notice to Bway prior to expiration of the offer.

Frequently Asked Questions

Why is Bway giving its eligible option holders the opportunity to replace current underwater options for new options?

     Bway realizes that many current outstanding options have strike prices that are significantly higher than the current market price of the common stock. Because of that, those options may not currently be providing the long-term performance incentives that Bway would like its key team members to have. This replacement program gives option holders a choice to receive options that over time may have a greater potential to increase in value.

Why do I have to wait six months and one day for a new grant? Why can't I get a new grant immediately at the current stock price?

     So that we may avoid undesirable accounting treatment, accounting literature requires that we wait a minimum of six months and one day before we issue the replacement options. Further, we are not allowed to establish the exercise price for such replacement options prior to the actual issuance date if we are to avoid such unfavorable accounting treatment for this replacement program. This program balances our desire to make an opportunity available for employees while not creating a program that is fiscally irresponsible.

Why doesn't Bway simply reprice current options?

     Based on accounting guidance, "repricing" existing options would result in adverse accounting treatment referred to above and would cause Bway to incur additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. Also, this program lets employees make an individual decision about what they want to do with their options - repricing requires that everyone participate whether they want to or not.

What do we expect the stock price to be in January of next year when the new options are granted?

     There's no way to predict what the stock price will be in January 2002, just as there's no way to predict market volatility. It's possible that the market price of Bway common stock could increase so that the exercise price of your replacement options to be granted in January 2002 could be higher than the current strike price of the options you surrender for exchange.

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     You need to make your decision on participating in the Stock Option
Replacement Program based on the strike price of your current options, your expectations regarding the performance of our stock between now and January 2002, the revised exercise schedule, the deferral of additional grants during the waiting period and other factors disclosed in the Offer to Exchange.

How can I find out the size and strike price of my current option grants?

     We will send you a letter indicating the size and strike price of your current options. In addition, you can review your current stock option agreement(s) or contact Kevin C. Kern at (770) 645-4800.

What if I am no longer with the company (for any reason, including voluntary termination, involuntary termination or death) before the new options are granted in January 2002?

     If for any reason you are not eligible to receive options pursuant to the Plan (if you are no longer an employee or director of Bway or any of our subsidiaries) from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration for your tendered options.

What if I tender options and Bway undergoes a change of control, such as a merger, prior to the grant of the new options?

     If we undergo a change of control, such as a merger, prior to the grant of the new options, it would be our intent to negotiate the terms of that change of control transaction such that you would receive options to purchase securities of the acquiror. However, we have the right to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in our best interest and our stockholders' best interest, and this could result in your not being granted the new options.

What happens to other grants I may have that I choose not to replace?

     Nothing. They remain outstanding and retain their current exercise price and continue to vest. The portion that is exercisable may be exercised during the period after the Cancellation Date and prior to the grant date of the new options.

Who do I contact with additional questions?

     If you need more information about the Bway Stock Option Replacement Program, please contact Kevin C. Kern at (770) 645-4800.

     Bway's Board of Directors makes no recommendation as to whether or not you should tender your options. You must make your own decision whether to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own counsel, accountant and/or financial advisor.

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